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                     January 19, 2022

       Oleksandr Gordieiev
       Chief Executive Officer and Chief Financial Offier
       BOTS, INC.
       1064 Ane Ponce De Leon, Sutie 200
       San Juan, Puerto Rico

                                                        Re: BOTS, INC.
                                                            Form 10-K For the
Year Ended April 30, 2021
                                                            Filed November 15,
2021
                                                            File No. 000-55986

       Dear Mr. Gordieiev:

               We issued comments to you on the above captioned filing on December 15, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 4, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing